UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2

HUMACYTE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

020751103

(CUSIP Number)

Thomas D. Brouillard, Jr. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 781-699-9000	Copy to:	Robert A. Grauman, Esq. Fresenius Medical Care North America 920 Winter Street Waltham MA 02451-1547 646 206-2932

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020751103
1.	Names of Reporting Persons. Fresenius Medical Care Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization		New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,312,735
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,312,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,735
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person CO

1.	Names of Reporting Persons. Fresenius Medical Care AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization		Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	18,312,735
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	18,312,735
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,735
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person CO

This Amendment No. 2 amends and restates certain items of the Schedule 13D originally filed on September 2, 2021, as previously amended by Amendment No. 1 filed on December 1, 2023 (as so amended, the “Schedule 13D”) by Fresenius Medical Care Holdings, Inc., a New York Corporation (“FMCH”) and Fresenius Medical Care AG a German stock corporation (“FME AG”) with respect to the common stock, par value par value $0.0001 per share (the “Common Stock”) of Humacyte, Inc., a Delaware corporation, formerly known as Alpha Healthcare Acquisition Corp. (the “Issuer” or “Humacyte”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended as set forth below:

On January 1, 2024, Mr. Craig Cordola assumed office as a member of the Management Board of FME AG and CEO of FME AG’s Care Delivery segment.

As previously disclosed in this Schedule 13D, on November 30, 2023, Fresenius Medical Care successfully completed its change of legal form from a German partnership limited by shares into a German stock corporation. The change of legal form included the formation of a new Supervisory Board, initially consisting of six shareholder representatives. Upon the effective date of the Conversion, FME AG became subject to mandatory co-determination under the German Co-Determination Act (Mitbestimmungsgesetz), requiring establishment of a supervisory board with parity co-determination (i.e., rules requiring employee participation in the supervisory boards of certain German enterprises on a basis of parity). Effective January 26, 2024, the competent court approved FME AG's application for the judicial appointment of six employee representatives to FME AG’s Supervisory Board.  With the appointment of the six employee representatives, the FME AG Supervisory Board now has full and equal representation. The judicial appointment of the six employee representatives will remain effective until completion of the election of employee representatives by the FME AG workforce located in Germany.

Schedule I to this Schedule 13D, setting forth information with respect to the directors and officers of FMCH, the members of the Supervisory Board of FME AG and the members of the Management Board of FME AG, is hereby amended and restated in its entirety as set forth in Schedule I to this Schedule 13D (Amendment No. 2).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On the date of this Schedule 13D (Amendment No. 2), the Filing Persons are the beneficial owners of 18,312,735 shares of the Issuer’s Common Stock. On March 5, 2024, the Issuer completed a public offering of 15,410,000 shares of its Common Stock. The increase in the total outstanding shares of the Issuer’s Common Stock resulting from the public offering reduced the Filing Persons’ beneficial ownership of the Issuer’s Common Stock from 17.7% of such outstanding shares to 15.4% of such outstanding shares. This change in the Filing Persons’ percentage beneficial ownership resulted solely from the increase in the number of outstanding shares of Common Stock in the Issuer’s public offering. Neither of the Filing Persons has disposed of or acquired any shares of the Issuer’s Common Stock subsequent to the filing of the initial Schedule 13D in September 2021.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Bryan Mello
Name:	Bryan Mello
Title:	Vice President and Assistant Treasurer

FRESENIUS MEDICAL CARE AG

By:	/s/ Franklin W. Maddox
Name:	Franklin W. Maddux
Title:	Member of Management Board and Global Chief Medical Officer

By:	/s/ Peter Hennke
Name:	Peter Hennke
Title:	Authorized Signatory (Prokurist)

SCHEDULE I

The officers and members of the board of directors FMCH, the members of the Management Board of FME AG, and the members of the Supervisory Board of FME AG, their respective present principal occupations or employment, and their respective business addresses are set forth below. Each of the directors of FMCH is also a member of the FME AG Management Board and, except for Mr. Craig Cordola, their business address is at FME AG, as set forth below. Mr. Cordola’s business address, and the business address of persons whose principal occupation or employment is as officers of FMCH, is 920 Winter Street, Waltham, MA 02451-1547. All of the directors and officers of FMCH are U.S. citizens; in addition, Ms. Helen Giza is a dual citizen of the U.S. and Great Britain. The citizenship of the members of the Management Board of FME AG and the Supervisory Board of FME AG is indicated next to their respective names.

Directors of FMCH

Name	Principal Occupation or Employment

Ms. Helen Giza	Chief Executive Officer of FME AG
Franklin Maddux, MD	Global Chief Medical Officer, FME AG
Mr. Craig Cordola	FME Management Board member responsible for Care Delivery

Officers of FMCH

Name	Title	Principal Occupation or Employment

Mr. Craig Cordola	President and CEO	See “Directors of FMCH,” above
Mr. Thomas D. Brouillard, Jr.	CFO and Treasurer	Chief Financial Officer, Care Delivery, FMCH
Ms. Patricia Rich	Senior Vice President and Secretary	Senior Vice President, and General Counsel, Care Delivery and US Litigation and Investigations, Fresenius Medical Care North America; Senior Vice President and Secretary of FMCH.
Mr. Dominic Gaeta	Vice President and Assistant Secretary	Deputy General Counsel, Fresenius Medical Care North America
Mr. Bryan Mello	Vice President and Assistant Treasurer	Director of Taxes, Fresenius Medical Care North America
Ms. Christine Smith	Vice President and Assistant Treasurer	Vice President and Assistant Treasurer, FMCH
Mr. Christoph Immick	Vice President and Assistant Treasurer	Vice President and Assistant Treasurer, FMCH
Ms. Dorothy Rizzo	Assistant Treasurer	Assistant Treasurer, FMCH
Ms. Mollie Miller	Assistant Treasurer	Assistant Treasurer, FMCH
Mr. Joseph Randor	Assistant Treasurer	Assistant Treasurer, FMCH

Members of the Management Board of FME AG

Name	Principal Occupation or Employment	Citizenship

Ms. Helen Giza	Chair of the Management Board and Chief Executive Officer of FME AG	USA/Gr. Britain
Mr. Martin Fischer	Member of the Management Board and Chief Financial Officer of FME AG	Germany
Mr. Craig Cordola	FME AG Management Board member responsible for Care Delivery	USA
Dr. Katarzyna Mazur-Hofsäß	FME AG Management Board member responsible for Care Enablement	Poland/Germany
Franklin W. Maddux, MD	Global Chief Medical Officer, FME AG	USA

Members of the Supervisory Board of FME AG

Name	Principal Occupation or Employment	Citizenship

Mr. Michael Sen, Chair	Chief Executive Officer of Fresenius SE and Chair of the management board of Fresenius Management SE	Germany
Ms. Sara Lisa Hennicken, Deputy Chair	Chief Financial Officer and member of the management board of Fresenius Management SE	Germany
Gregory Sorensen, MD	Chief Executive Officer of DeepHealth, Inc., and Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.)	USA
Ms. Pascale Witz	President of PWH ADVISORS SASU and CEO of PWH ADVISORS LLC; member of various corporate boards	France
Mr. Shervin J. Korangy	President and Chief Executive Officer at BVI Medical, Inc.	USA
Dr. Marcus Kuhnert	Member of the Executive Board (general partner) and Chief Financial Officer (CFO) of MERCK KGaA (until 30 June 2023) and member of the Executive Board (general partner) of E. Merck KG	Germany/USA
Stefanie Balling,	Chairwoman of the General Works Council of FME AG in Germany, and Chairwoman of the local works council at the FME AG Schweinfurt site	Germany
Beate Haßdenteufel	Deputy Chairwoman of the Works Council at the FME AG St. Wendel site	Germany
Frank Michael Prescher	Chairman of the Works Council at Nephrocare Mönchengladbach GmbH	Germany

Ralf Erkens	Union representative of IGBCE[1]	Germany
Regina Karsch	Union representative of IGBCE	Germany
Dr Manuela Stauss-Grabo	Vice President Global Biomedical Evidence Generation at FME AG’s Global Medical Office	Germany

[1]	Industriegewerkschaft Bergbau, Chemie, Energie (IGBCE / Industrial Union of Mining, Chemistry, Energie)